Exhibit 77K


KPMG LLP served as the independent public accountants for the Fund's last fiscal year. The client-auditor relationship between KPMG and the Fund ceased as of April 14, 2000. KPMG's reports on the financial statements for the Fund during the Fund's last two fiscal years did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. During the last two fiscal years and any subsequent interim period, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report.